[redacted]

11017093

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50445

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Clark Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Ross Avenue, Suite 2200
(No. and Street)

Dallas	TX	75201-7906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Pat Davis (214) 661-3542
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	Iowa	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1008-1179677

Oath or Affirmation

I, Pat Davis, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Clark Securities, Inc. as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

MARTIN J. WEBB
MY COMMISSION EXPIRES
March 15, 2012

Notary Public

Pat Davis
Financial & Operations Principal

This report contains:

- (X) (a) Facing page
- (X) (b) Statement of Financial Condition
- (X) (c) Statement of Operations
- (X) (d) Statement of Cash Flows
- (X) (e) Statement of Changes in Stockholder's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- (X) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- (X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Clark Securities, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2010 and 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Clark Securities, Inc.

We have audited the accompanying statements of financial condition of Clark Securities, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Securities, Inc. at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 18, 2011

Clark Securities, Inc.

Statements of Financial Condition

(dollars in thousands, except for share data)	December 31 2010		December 31 2009	
Assets				
Cash and cash equivalents	$	**10,166**	$	15,646
Commissions receivable, net of allowance (2010: $89 and 2009: $93)		**1,363**		1,039
Deferred tax asset, net		**110**		90
Prepaid expenses and other assets		**221**		218
Total assets	**$**	**11,860**	$	16,993
Liabilities and stockholder's equity				
Liabilities				
Commissions payable	$	**306**	$	272
Due to affiliates, net		**1,590**		2,942
Payable to parent under tax allocation agreement		**461**		986
Bonuses payable		**92**		188
Accounts payable and other accrued expenses		**372**		98
Total liabilities		**2,821**		4,486
Stockholder's equity				
Common stock, no par value, 1,000 shares authorized and issued		**15**		15
Additional paid-in capital		**2,599**		2,572
Retained earnings		**6,425**		9,920
Total stockholder's equity		**9,039**		12,507
Total liabilities and stockholder's equity	**$**	**11,860**	$	16,993

See accompanying notes.

Clark Securities, Inc.

Statements of Operations

(dollars in thousands)	For the Years Ended December 31, 2010	2009
Revenues		
Commission and fee income	**$ 20,470**	$ 22,812
Interest income	**15**	33
Total revenues	**20,485**	22,845
Expenses		
Commissions	**3,615**	4,190
Operating expenses	**10,917**	13,070
Total expenses	**14,532**	17,260
Income before income taxes	**5,953**	5,585
Income tax expense (benefit)		
Current	**2,433**	2,624
Deferred	**(20)**	(358)
Income tax expense (benefit)	**2,413**	2,266
Net income	**$ 3,540**	$ 3,319

See accompanying notes.

Clark Securities, Inc.

Statements of Changes in Stockholder's Equity

(dollars in thousands)	For the Years Ended December 31, 2010	2009
Common Stock	$ 15	$ 15
Additional Paid-in Capital		
Balance at beginning of year	$ 2,572	$ 2,393
Capital contribution from parent	27	179
Balance at end of year	$ 2,599	$ 2,572
Retained Earnings		
Balance at beginning of year	$ 9,920	$ 14,981
Net income	3,540	3,319
Dividend to parent	(7,035)	(8,380)
Balance at end of year	$ 6,425	$ 9,920
Total Stockholder's Equity	$ 9,039	$ 12,507

See accompanying notes.

Clark Securities, Inc.

Statements of Cash Flows

(dollars in thousands)	For the Years Ended December 31, 2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,540	$ 3,319
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Changes in:		
Commissions receivable	(324)	360
Payable to parent under tax allocation agreement	(525)	3,036
Due to affiliates	(1,352)	(1,738)
Deferred income taxes, net	(20)	(358)
Commissions payable	34	(68)
Prepaid expenses and other assets	(3)	(42)
Accounts payable and other accrued liabilities	274	21
Bonuses payable	(96)	(1)
Net cash and cash equivalents provided by operating activities	1,528	4,529
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contribution from parent	27	179
Dividend to parent	(7,035)	(8,380)
Net cash and cash equivalents used in financing activities	(7,008)	(8,201)
Net decrease in cash and cash equivalents	(5,480)	(3,672)
Cash and cash equivalents, beginning of year	15,646	19,318
Cash and cash equivalents, end of year	$ 10,166	$ 15,646
Supplemental cash flow information		
Net cash paid (received) during the year for income taxes	$ 2,932	$ (591)
Net cash paid during the year for interest	$ 24	$ 83

See accompanying notes.

1. Summary of Significant Accounting Policies

Clark Securities, Inc. (the Company) is a wholly owned subsidiary of Clark Consulting, LLC (Clark Consulting), a limited liability company. Clark Consulting is a wholly owned subsidiary of AUSA Holding Company (AUSA), a wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). In December, 2010, the Company announced the decision to discontinue new sales. Prior to this decision, the Company was engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual funds, and variable annuity contracts principally to large U.S. corporations.

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 presentation.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and on deposit and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are primarily valued at amortized cost, which approximates fair value.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Allowance for Doubtful Accounts

The Company establishes an allowance for doubtful accounts to reduce its receivables to their net realizable value. The allowance is estimated by management based on general factors such as the aging of the receivables and historical collection experience.

Commission Income

Commission income is accrued at the time a contract or policy application is completed, the premium is paid (if applicable), and the party is contractually committed to purchase the contract or policy. In addition, commission income from contract or policy renewals is recognized on the date that the renewal premium is due or paid by the client to the insurance company, depending on the type of policy.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued (February 18, 2011), provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Recent Accounting Guidance

Current Adoption of Recent Accounting Guidance

Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*

The Company adopted guidance (Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value Measurements*) which includes new disclosures and clarifications of existing disclosures about fair value measurements as of the period ended December 31, 2010. The guidance requires disclosure of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy and reasons for the transfers. Additionally, the ASU clarifies the level of disaggregation for fair value disclosures, requiring disclosures for each class of assets and liabilities. The guidance clarifies that a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

Accounting Guidance Adopted in 2009

ASC 105, *Generally Accepted Accounting Principles*

The Company adopted guidance that established the Financial Accounting Standards Board (FASB) Accounting Standards Codification^{TM} (Codification) as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities as of the period ended December 31, 2009. All guidance contained in the Codification carries an equal level of authority. The adoption required updates to the Company's financial statement disclosures, but did not impact the Company's results of operations or financial position.

ASC 855, *Subsequent Events*

The Company adopted guidance that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued as of the period ended December 31, 2009. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The adoption did not impact the Company's results of operations or financial position.

2. Fair Value Measurements and Fair Value Hierarchy

ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statements of Financial Condition are categorized as follows:

- *Level 1.* Unadjusted quoted prices for identical assets or liabilities in an active market.
- *Level 2.* Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

  a) Quoted prices for similar assets or liabilities in active markets

  b) Quoted prices for identical or similar assets or liabilities in non-active markets

  c) Inputs other than quoted market prices that are observable

  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company recognizes transfers between levels as of the beginning of the period.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2010 and 2009:

	December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Cash equivalents (a)	$	$ 10,018	$	$ 10,018
Total assets	$ -	$ 10,018	$ -	$ 10,018

	December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets				
Cash equivalents (a)	$ -	$ 15,555	$ -	$ 15,555
Total assets	$ -	$ 15,555	$ -	$ 15,555

(a) Cash equivalents are primarily valued at amortized cost, which approximates fair value. Operating cash is not included in the above-mentioned tables.

During 2010 there were no transfers between level 1 and 2, respectively.

3. Income Taxes

The Company files consolidated federal and state tax returns (where applicable) with its Parent and affiliated group members. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits, certain state income tax adjustments, and net operating loss carry forwards are determined on the basis of the consolidated group. Accrued separate Company state income taxes for consolidated state income tax returns that are not paid by the Company under the tax sharing agreement are settled through capital contributions or distributions to the Parent. The Company received such contributions from the Parent of $26 and $179 at December 31, 2010 and 2009, respectively. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. The provision for income tax expense (benefit) consists of the following for the years ended December 31, 2010 and 2009:

		2010		2009
Federal	**$**	**1,911**	$	2,413
State		**502**		(148)
Total income tax expense (benefit)	**$**	**2,413**	$	2,226

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

State income tax expense differs from the amount computed by applying the state income tax effective rate to income before income taxes due to nondeductible expenses and changes in estimated state tax rates between years. In addition, state taxes for some states are based on gross receipts instead of pre-tax income.

The Company provides for deferred income taxes resulting from temporary differences that arise from recording certain transactions in different years for income tax reporting purposes than for financial reporting purposes. These include accrued bonuses and vacation, and other expenses not deductible until future periods for tax purposes.

Deferred income taxes consist of the following at December 31, 2010 and 2009:

	2010	2009
Deferred tax assets	$ 196	$ 175
Deferred tax liabilities	(86)	(85)
Net deferred tax asset	$ 110	$ 90

At December 31, 2010 and 2009, there was no valuation allowance for deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that all or some of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on generation of future taxable income during the periods in which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, projected taxable income, and tax-planning strategies in making the assessment.

The Company has analyzed all material tax positions under the guidance of ASC 740, *Income Taxes*, related to the accounting for uncertainty in income tax and has determined that there are no tax benefits that should not be recognized as of December 31, 2010 or 2009. There are no unrecognized tax benefits that would affect the effective tax rates. It is not anticipated that the total amounts of unrecognized tax benefits will significantly increase within 12 months of the reporting date.

The Company classifies interest and penalties related to income taxes as interest expense and penalty expense, respectively. The Company has recognized no such penalties in its financial statements for the years ended December 31, 2010 or 2009. The Company recognized interest in its financial statements for the year ended December 31, 2009 of $3. For December 31, 2010, there was no interest recognized in the financial statements.

The Company files a consolidated return in the U.S. federal tax jurisdiction and various state tax jurisdictions. The IRS audits are final for tax years prior to 2005.

4. Related Party Transactions

The Company receives commission revenue from affiliates under the terms of representative agreements. Commission revenues from affiliates were $3,614 and $5,884 during the years ended December 31, 2010 and 2009, respectively.

The Company records dividends to its parent based on commission income less general and administrative expense and income tax allocations from the parent. Timing and accruals can cause the distribution to its parent to fluctuate. Dividends to its parent during the years ended December 31, 2010 and 2009, were $7,035 and $8,380, respectively.

The Company is party to a cost-sharing agreement between AUSA companies, providing general administrative services as needed. A portion of the Company's operating expenses is paid to subsidiaries of AUSA and represents both items specifically identifiable as attributable to the Company and an allocation of shared expenses among several affiliates. The Company's portion of these shared expenses, which approximates the cost to the affiliates, was $8,437 and $9,909 for the years ended December 31, 2010 and 2009, respectively.

5. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5 or 6 2/3% of aggregate indebtedness, as defined under the rule. At December 31, 2010, the Company had net capital of $8,075, which was $7,886 in excess of its required net capital of $188. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1 in 2010.

6. Commitments and Contingencies

In the normal course of business, the Company is subject to various claims and assessments. Management believes the settlement of these matters would not have a material effect on its financial position, results of operations or cash flows of the Company.

Supplemental Information

Clark Securities, Inc.

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2010
(Dollars in Thousands)

Computation of net capital				
Total stockholder's equity			$	9,039
Nonallowable assets and deductions:				
Commissions receivable	$	633		
Other assets		331		
Total nonallowable assets and deductions				964
Net capital			$	8,075
Computation of alternative net capital requirement				
Aggregate indebtedness	$	2,821		
Minimum net capital requirement (greater of $5 or 6 2/3% of aggregate indebtedness)			$	188
Excess net capital			$	7,886
Ratio of aggregate indebtedness to net capital				35%

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010.

Clark Securities, Inc.

Statement Regarding SEC Rule 15c3-3

December 31, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(1) of that Rule.

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Clark Securities, Inc.

In planning and performing our audit of the financial statements of Clark Securities, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 18, 2011

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Clark Securities, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Financial Statements and Supplemental Information

Clark Securities, Inc.
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm